Exhibit 99.1

HUNTER MARITIME ACQUISITION CORP.

AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Hunter Maritime Acquisition Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hunter Maritime Acquisition Corp. and Subsidiaries (a Republic of Marshall Islands corporation) (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and for the period from June 24, 2016 to December 31, 2016, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2018 and for the period from June 24, 2016 to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company will only have until April 23, 2019, to consummate an Initial Business Combination. If the Company does not complete the Initial Business Combination by the April 23, 2019, it will cease operations and liquidate the Company’s assets. Management’s evaluation of the events and conditions and plans regarding those matters also are described in Notes 2 and 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

New York, New York

March 27, 2019

3

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in USD except for share data)

	December 31,	December 31,
	2018	2017
Assets
Current assets:
Cash	$140,517	$447,616
Cash and Investments held in the Trust Account	22,074,404	152,102,400
Prepaid expenses and other current assets	3,320	181,502
Total current assets	22,218,241	152,731,518
Total assets	$22,218,241	$152,731,518

	December 31,	December 31,
	2018	2017
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$37,749	$279,382
Accrued expenses	139,793	4,516
Deferred underwriting fee	5,310,585	-
Unsecured promissory notes	800,000	-
Total current liabilities	6,288,127	283,898
Non-current liabilities:
Deferred underwriting fee	-	5,310,585
Total non-current liabilities	-	5,310,585
Total liabilities	6,288,127	5,594,483

Common stock subject to possible redemption	10,930,113	142,137,034

Stockholders' equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized; 4,890,697 and 4,752,672 shares issued and outstanding as of December 31, 2018, and 2017, respectively (excluding 1,076,328 and 14,213,703 shares subject to possible redemption)	489	475
Additional paid-in capital	7,331,343	5,781,005
Retained earnings	(2,331,831)	(781,479)
Total stockholders' equity	5,000,001	5,000,001

Total liabilities and stockholders' equity	$22,218,241	$152,731,518

The accompanying notes are an integral part of the consolidated financial statements

4

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD except for share data)

	Year ended December 31, 2018	Year ended December 31, 2017	Period from June 24, 2016 to December 31, 2016

Revenues	$-	$-	$-

Operating expenses
General and administrative expenses	(949,114)	(1,324,088)	(397,367)

Loss from operations	(949,114)	(1,324,088)	(397,367)
Other income (expenses)
Interest and other income	1,482,889	1,084,213	31,808
Interest and other expenses	(2,084,127)	(103,531)	(33,315)
Loss before provision of income tax	(1,550,352)	(343,406)	(398,874)

Income tax expense	-	(39,199)

Net loss	$(1,550,352)	$(382,605)	$(398,874)
Net loss attributable to Hunter Maritime Acquisition Corp. and subsidiaries	(1,550,352)	(382,605)	(398,874)

Weighted average number of basic and diluted common shares outstanding (excluding shares subject to possible redemption)	3,793,275	3,793,275	3,793,275
Basic and diluted net loss per share (excluding shares subject to possible redemption)	$(0.41)	$(0.10)	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements

5

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in USD except for share data)

	Common Stock
	Class A		Class B		Additional	Retained	Total
	Shares	Amount	Shares	Amount	paid-in capital	earnings	stockholders' equity

Balance as at June 24, 2016 (inception)	-	$-	-	$-	$-	$-	$-

Issuance of class B shares to Sponsor	-	-	4,312,500	431	24,569	-	25,000
Sale of units in initial public offering	15,000,000	1,500	-	-	149,998,500	-	150,000,000
Sale of over-allotment units	173,100	17	-	-	1,730,983	-	1,731,000
Offering costs charged to stockholders' equity	-	-	-	-	(8,872,106)	-	(8,872,106)
Sale of private placement warrants to Sponsor	-	-	-	-	5,034,620	-	5,034,620
Net loss	-	-	-	-	-	(398,874)	(398,874)
Common stock subject to possible redemption	(14,251,964)	(1,425)	-	-	(142,518,214)	-	(142,519,639)

Balance at December 31, 2016	921,136	92	4,312,500	431	5,398,352	(398,874)	5,000,001

Forfeiture of shares (class B)	-	-	(519,225)	(52)		-	(52)
Net loss	-	-	-	-	-	(382,605)	(382,605)
Contribution from common stock subject to possible redemption (class A)	38,261	4	-	-	382,653		382,657

Balance at December 31, 2017	959,397	96	3,793,275	379	5,781,005	(781,479)	5,000,001

Net loss	-	-	-	-	-	(1,550,352)	(1,550,352)
Contribution from common stock subject to possible redemption (class A)	138,025	14	-	-	1,550,338	-	1,550,352

Balance at December 31, 2018	1,097,422	$110	3,793,275	$379	$7,331,343	$(2,331,831)	$5,000,001

The accompanying notes are an integral part of the consolidated financial statements

6

HUNTER MARITIME ACQUISITION CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD)

	Year ended December 31, 2018	Year ended December 31, 2017	Period from June 24, 2016 to December 31, 2016
Cash flows from Operating activities:
Net loss	$(1,550,352)	$(382,605)	$(398,874)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,482,889)	(1,084,213)	(31,808)
Changes in current assets and current liabilities:
Prepaid expenses and other current assets	178,181	(181,502)	-
Accounts payable	(241,633)	191,328	284,496
Accrued expenses	135,277	(667,952)	-
Net cash used in operating activities	(2,961,416)	(2,124,944)	(146,186)
Cash Flows from Investing Activities:
Purchases of Investments held in Trust Account	(1,365,575,723)	(1,517,612,646)	(151,735,618)
Proceeds from sale of Investments held in Trust Account	1,497,086,626	1,518,361,885	-
Cash deposited to Trust Account	1,961,833	-	-
Net cash provided by (used in) investing activities	133,472,736	749,239	(151,735,618)
Cash Flows from Financing Activities:
Proceeds from issue of Class B common stock	-	-	25,000
Proceeds from initial public offering (held in trust account)	-	-	151,731,000
Proceeds from issuance of warrants	-	-	5,034,620
Transaction costs recognized as a deduction from retained earnings	-	-	(3,085,495)
Redemption of Class A common stock	(131,618,419)	-	-
Proceeds from promissory notes	800,000	-	150,000
Repayment of loans from related parties	-	-	(150,000)
Net cash provided by financing activities	(130,818,419)	-	153,705,125
Net change in cash	(307,099)	(1,375,705)	1,823,321
Cash at the beginning of the year	447,616	1,823,321	-
Cash at end of year	$140,517	$447,616	$1,823,321

The accompanying notes are an integral part of the consolidated financial statements

7

HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

(1)	Organization and Business Operations

a)	Description of Business

Hunter Maritime Acquisition Corp. (the "Company" or “HMAC”) was incorporated in the Republic of the Marshall Islands on June 24, 2016. The Company’s registered address is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The Company was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, debt acquisition, stock purchase, reorganization or other similar business combination, vessels, vessel contracts (including contracts for the purchase and charter-in by the Company of vessels) or one or more operating businesses in the international maritime shipping industry, or one or more different sectors that may be unrelated to the shipping industry, that it has not yet identified ("Initial Business Combination"). As of December 31, 2018, the Company had not commenced any operations. The Company will not generate any operating revenues until after completion of its Initial Business Combination, at the earliest. Following the completion of a tender offer the Company has until April 23, 2019 (further discussed below) to complete its Initial Business Combination.

The Company has selected December 31 as its fiscal year end.

b)	Financing and Initial Business Combination

On July 11, 2016, Bocimar Hunter NV, the Company’s sponsor (the "Sponsor") purchased 4,312,500 Class B Common Shares of the Company (the "Founder Shares") for $25,000, or $0.006 per share.

On November 23, 2016, HMAC consummated its initial public offering of 15,000,000 Units. Each Unit (“Unit”) issued in the Initial Public Offering (‘IPO’) consists of one Class A common share and one-half of one Warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one Class A common share at a price of $11.50. Simultaneously with the consummation of the IPO, HMAC completed a private placement of 3,333,333 Warrants (“private placement Warrants”) at a purchase price of $1.50 per Warrant to its Sponsor, generating gross proceeds of $5,000,000. On November 18, 2016, the Units commenced trading on the NASDAQ under the symbol “HUNTU.”

On December 16, 2016, the underwriters of the IPO exercised their overallotment option in part, for a total of an additional 173,100 Units. As a result of the partial exercise of the overallotment option, as of January 3, 2017, the Sponsor forfeited 519,225 Class B common shares in order to maintain its ownership, on an as-converted basis, at 20% of HMAC’s issued and outstanding common shares. In addition, HMAC completed the private sale of an additional 23,080 private placement Warrants to the Sponsor at a purchase price of $1.50 per Warrant, generating gross proceeds of $34,620, in accordance with the terms of the private placement agreement entered into concurrently with the IPO.

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 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

The 15,173,100 Units sold in the IPO, including the 173,100 Units sold pursuant to the overallotment option, were sold at an offering price of $10.00 per Unit, generating gross proceeds of $151,731,000, which been placed in the Trust Account pending HMAC’s completion of an initial business combination.

On January 9, 2017, the Class A common shares and Warrants underlying the Units sold in the IPO began to trade separately.

On September 27, 2018, pursuant to the terms of a Securities Purchase Agreement, Bocimar Hunter transferred ownership of its (i) 3,793,275 Class B common shares and (ii) 3,356,413 private placement Warrants of the Company to CMB NV (“CMB”) which we now consider the Sponsor. See also Note 9 Related Party Transactions.

On November 6, 2018, we completed a tender offer, funded with the proceeds then held in the Trust Account, in connection with an amendment to our Amended and Restated Articles of Incorporation to extend the deadline (the “Extension Amendment”) by which a business combination must be consummated to April 23, 2019 (the “Extended Date” or “Business Combination Deadline”), pursuant to which we purchased 12,999,350 Class A common shares at $10.125 per share, for an aggregate purchase price of approximately $131.6 million (the “Extension Tender Offer”). In connection with the Extension Tender Offer, we deposited into the Trust Account an additional $1,896,638 to make the total amount on deposit in the Trust Account equal to $10.125 per Class A common share (the “First Tender Contribution”). As a result, approximately $22.1 million remained in the Trust Account.

In connection with the Extension Amendment, the Sponsor, or persons on its behalf, has agreed to contribute to us $0.03 for each Public Share that was not purchased in the Extension Tender Offer for each calendar month commencing on November 23, 2018 (the day by which were initially required to complete our initial business combination) until April 23, 2019, or such earlier date that we complete our initial business combination (the “Monthly Extension Contribution”). The aggregate amount of the Monthly Extension Contribution will be repayable by us to the Sponsor if we complete an initial business combination. On each of December 27, 2018 and January 30, 2019, $65,213 was contributed to the Trust Account for the Monthly Extension Contribution. As a result, following the Extension Tender Offer, First Tender Contribution, and Monthly Extension Contributions, approximately $22.1 million remains in the Trust Account.

At November 6, 2018, the per public share redemption or conversion price increased to $10.125 per share as a result of the $1,896,638 deposit into the Trust Account relating to the other expenses to extend the time to complete the initial business combination. At November 23, 2018, the per public share redemption or conversion price increased to $10.155 per share as a result of the $65,213 deposit into the Trust Account relating to the other expenses to extend the time to complete the initial business combination.

9

HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

On November 6, 2018, December 19, 2018 and January 30, 2019, HMAC has drawn an amount of $500,000, $300,000 and $200,000 respectively under a promissory note with its sponsor CMB. These loans are unsecured and bear interest at a rate per annum of LIBOR plus 0.60%.

The Company has neither engaged in any operations nor generated significant revenue to date. HMAC’s only activities between inception and the closing of its Public Offering were organizational activities and those necessary to prepare for and close the Public Offering. Since the consummation of the Public Offering, HMAC’s activity has been limited to evaluating candidates for its initial business combination.

If we do not consummate our initial business combination by the Business Combination Deadline, we must liquidate the Trust Account to the holders of the public shares and dissolve.

c)	Trust Account

The Trust Account is a segregated account at KBC Bank located in Belgium into which the net proceeds from the Public Offering and the sale of the Private Placement Warrants were deposited in accordance with an Investment Management Trust Agreement by and among the Company, KBC Bank and Continental Stock Transfer & Trust Company ("Continental") and pursuant to which Continental is acting as trustee. The Trust Account can only be invested in permitted United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the "Investment Company Act"), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. At December 31, 2017, the Trust Account consisted of investments in US Treasury bills with maturity date January 10, 2018. At December 31, 2018, the Trust Account consists of cash available on the bank account only.

The Company’s amended and restated articles of incorporation provide that, other than the withdrawal of investment earnings earned on the Trust Account to pay taxes or to fund working capital requirements, none of the funds held in the trust account will be released until the earlier of (i) the completion of the Company’s Initial Business Combination, or (ii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to approve an amendment to the Company’s amended and restated articles of incorporation that would affect the substance or timing of its obligation to redeem 100% of the Public Shares if the Company has not consummated an Initial Business Combination by the Business Combination Deadline.

d)	Significant Risks and Uncertainties Including Business and Credit Concentration

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward completing the Initial Business Combination. There is no assurance that the Company will be able to successfully complete the Initial Business Combination.

10

HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their Public Shares, (i) if the Company is a foreign private issuer (“FPI”), upon the completion of the Initial Business Combination, by means of a tender offer in accordance with the U.S. tender offer rules or, (ii) if the Company is not an FPI, either, (A) in connection with a shareholder meeting called to approve the Initial Business Combination, in conjunction with a proxy solicitation for such meeting pursuant to the U.S. proxy rules or, (B) by means of a tender offer, in each case, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination, less taxes payable and any amounts released to the Company to fund working capital requirements. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its Public Shares and the related Initial Business Combination, and instead may search for an alternate business combination.

The Company will only have until April 23, 2019, to consummate an Initial Business Combination. If the Company does not complete the Initial Business Combination by the Business Combination Deadline, it shall, (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares for a per-share pro rata portion of the Trust Account, less taxes payable (less up to $100,000 of such net interest to pay dissolution expenses) and, (iii) as promptly as possible following such redemption, subject to the approval of the Company’s remaining shareholders and Board of Directors, dissolve and liquidate the balance of the Company’s net assets to its remaining shareholders, as part of its plan of dissolution and liquidation, subject to applicable law.

The Sponsor entered into a letter agreement with the Company, pursuant to which it has waived its rights to participate in any redemption with respect to the Founder Shares (as defined below); however, if the Sponsor or any of the Company’s officers, directors or affiliates acquire Class A Common Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete the Initial Business Combination within the required time period.

(2)	Significant Accounting Policies

a)	Basis for preparation

The accompanying Consolidated Financial Statements in this Annual Report have been presented in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). These consolidated financial statements include the consolidated balance sheet, consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows of the Company, including its subsidiaries, all of which are wholly-owned. All inter-company accounts and transactions have been eliminated in consolidation.

11

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

b)	Going Concern

The Company has the intention to complete an Initial Business Combination before the Business Combination Deadline of April 23, 2019, the Consolidated Financial Statements of the Company as of December 31, 2018, have been prepared on a going concern basis. The funds available to us by means of the amounts drawn under promissory notes with our sponsor CMB will allow us to operate at least until April 23, 2019. See also Notes 9 and 11. These financial statements do not include any adjustments that might result from these uncertainties.

c)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include contingencies.

d)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hunter Maritime Acquisition Corp. and its wholly owned subsidiaries Hunter Maritime (BVI) Limited, incorporated under BVI law on October 1, 2018, with its registered address on Wickhams Cay 1, Road Town, Tortola, Hamburg Maritime N.V., incorporated under Belgian law on May 15, 2017, with its registered address on De Gerlachekaai 20, 2000 Antwerpen, and Maritime Partner BVBA, incorporated under Belgian law on May 9, 2017, with registered address on De Gerlachekaai 20, 2000 Antwerpen (collectively, the Company). All inter-company accounts and transactions have been eliminated in consolidation.

Hamburg Maritime NV and Maritime Partner BVBA were sold to the Sponsor on October 5, 2018 and have been included in the financial statements through that date. Both entities were sold at their respective equity values and hence no profit or loss was recognized.

e)	Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2018 and 2017.

12

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

f)	Cash and Investments held in the Trust Account

Investments consist of cash in United States Money Market and United States Treasury securities. The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Cash and Investments held in the Trust account of $22,074,404 (2017: 152,102,400) includes an amount of $0 (2017: $151,856,355) of investments in United States Treasury Bills (see also Note 3).

g)	Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. (See also Note 5)

13

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

h)	General and Administrative Expenses

General and administrative expenses include all corporate and administrative functions such as legal, human resource management, finance, investor and public relations, information technology, management, accounting and auditing. These functions serve to support the Company’s current and future operations and provide an infrastructure to support future growth.

i)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

h)	Fair Value Measurement

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

14

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses, due to related parties are estimated to approximate the carrying values due to the short maturities of such instruments.

k)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk currently consist of cash accounts in a financial institution only. The Company has not experienced losses on these accounts. The proceeds held in the Trust Account do not carry a significant credit risk as these proceeds can be invested only in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Management is of the opinion that the Company is not exposed to significant risks on such accounts.

l)	Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity”. Common stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2018, and December 31, 2017, 1,076,328 and 14,213,703 respectively shares of common stock subject to possible redemption at the redemption amount are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

m)	Warrants

Since the Company is not required to net cash settle the Warrants and the Warrants are exercisable upon the consummation of an initial Business Combination, the management determined that the Warrants will be classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with ASC 815-40. The proceeds from the sale will be allocated to Public Shares and Warrants based on the relative fair value of the securities in accordance with 470-20-30. The value of the Public Shares and Warrants will be based on the closing price paid by investors.

15

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

n)	Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the year. For the years ended December 31, 2018 and 2017 and the period ended December 31, 2016, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the income of the Company. As a result, diluted income per ordinary share is the same as basic income per ordinary shares for the periods.

o)	Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

p)	Recently Issued Accounting Standards

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

16

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

(3)	Cash and Investments held in the Trust Account

	December 31, 2018	December 31, 2017

Cash	$22,074,404	$246,045
Held-to-maturity investments	-	151,856,355
Cash and investments held in the Trust Account	$22,074,404	$152,102,400

As per December 31, 2018, Cash and Investments held in the Trust Account consists of cash held on a bank account only. The Held-to-maturity investments as of December 31, 2017, represents the redemption value of 151,903,000 units of US Treasury bills that matured on January 10, 2018.

The decrease in Cash and Investments held in the Trust account is mainly due to the payment of $131.6 million to investors who validly tendered 12,999,350 Class A common shares as part of the Tender Offer to extend the time for completing a business combination.

(4)	Fair Value Measurement

The fair values of the financial instruments as of December 31, 2018 and 2017 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

United States Treasury Bills: The Company classifies its Treasury Instruments and equivalent securities as held to- maturity in accordance with FASB ASC 320 "Investments - Debt and Equity Securities". Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for amortization or accretion of premiums or discounts.

The table below presents the carrying value under ASC 320, excluding accrued interest income and gross unrealized holding gain. Since all of the Company’s permitted investments consist of U.S. government treasury bills and cash, fair values of its investments are determined by Level 2 inputs utilizing quoted prices (unadjusted) in active markets for identical assets as follows:

17

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

	Carrying Value	Fair Value (Level 2)
Asset:
US Treasury Bills held in Trust Account as of December 31, 2018	$-	$-
US Treasury Bills held in Trust Account as of December 31, 2017	$151,856,355	$151,725,991

(5)	Income Taxes

The Company is incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, is not subject to Marshall Islands’ income tax. Dividends paid by the Company are not subject to any withholding tax under the laws of the Marshall Islands. As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. The Company does not expect to be subject to direct taxation based on net income in the United States as long as it is not engaged in a trade or business in the United States for U.S. federal income tax purposes. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes.

The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. There were no adjustments related to uncertain tax positions recognized during the years ended December 31, 2018 and 2017.

Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on June 24, 2016, the evaluation was performed for 2018, 2017 and 2016 tax years which are the periods subject to examination. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position.

The amount of $39,199 included as Income tax expense for the year ended December 31, 2017, represents withholding taxes payable on interest received on the Trust Account investments.

18

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

(6)	Stockholder’s Equity

Common Stock

The Company is authorized to issue up to 500,000,000 shares of common stock, consisting of (i) 400,000,000 Class A Shares and (ii) 100,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B Shares”). At December 31, 2018, there were issued and outstanding 2,173,750 Class A Shares and 3,793,275 Class B Shares, compared to 15,173,100 Class A shares and 3,793,275 Class B Shares as of December 31, 2017.

The Class B Shares will automatically convert into Class A Shares on the first business day following the consummation of the Initial Business Combination on a one-for-one basis, subject to adjustment pursuant to the Company’s Amended and Restated Articles of Incorporation.

At December 31, 2018, 1,076,328 (2017: 14,213,703) shares were subject to redemption in connection with the Initial Business Combination (at an anticipated redemption value of $10.155 per share (2017: $10.00)). A total amount of $10,930,113 (2017: $142,137,034) has been accounted for as a temporary equity.

Our articles of incorporation do not provide a specified maximum redemption threshold, except that in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our Initial Business Combination.

Preferred Stock

The Company is authorized to issue up to 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Shares”), with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At December 31, 2018 and December 31, 2017, there were no Preferred Shares issued and outstanding.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs of approximately $8,872,106 have been charged to additional paid-in capital upon completion of the Initial Public Offering in 2016.

Offering expenses comprise all expenses related to the initial public offering of 15,000,000 shares in the Company and the sale of 173,100 shares following the partial exercise of the Over-allotment Option, and include amongst others $3,034,620 of upfront underwriting fees and $5,310,585 of deferred underwriting fees. For the accounting years 2018 and 2017, there were no offering costs related to the issuance of shares.

19

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

(7)	Commitment and Contingencies

The Company paid an underwriting fee of $3,034,620, equal to a 2.00% underwriting fee on the per Unit offering price, to the underwriters based on a sale of 15,000,000 Units, at the closing of the Public Offering and 173,100 Units following the partial exercise of the Over-allotment Option. The Company will pay an additional fee of $5,310,585, equal to a 3.50% underwriting fee on the per Unit offering price, to underwriters upon the Company’s completion of the Initial Business Combination (the “Deferred Fee”). The Deferred Fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes the Initial Business Combination. If the Company fails to complete its Initial Business Combination within 24 months from the closing of the Public Offering, the underwriters have agreed to waive their right to the Deferred Fee.

The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB. Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of its Initial Business Combination or the liquidation of the Company, which has been extended to April 23, 2019.

(8)	General and administrative expenses

	Year ended December 31, 2018	Year ended December 31, 2017	Period from June 24, 2016 to December 31, 2016

Directors and Officers Liability Insurance	$285,307	$393,537	$49,694
Advisory fees	211,762	209,306	7,937
Legal fees	191,344	394,819	-
Administrative Services fee payable to CMB	120,000	119,516	15,000
Audit fees	110,000	50,000	225,000
Registration and listing fees	-	90,000	88,364
Other expenses	30,701	66,910	11,372
Total general and administrative expenses	$949,114	$1,324,088	$397,367

20

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

Advisory fees mainly relate to fees incurred in relation to the 2018 and 2017 Tender Offers and various annual fees payable to amongst others NASDAQ and Continental Stock Transfer and Trust Company.

Legal fees for the year ended December 31, 2018, consist mainly of fees incurred for the legal work done in relation to the Tender Offer for the Extension Amendment and the Merger Agreement. For the year ended December 31, 2017, they mainly relate to fees incurred in relation to the incorporation of Maritime Partner BVBA and Hamburg Maritime NV and fees for the legal work done in relation to the 2017 Tender Offer.

The General and administrative expenses for the period ended December 31, 2016, mainly represent expenses for the audit of the financial statements and fees related to the registration statement.

(9)	Related Party Transactions

Founder Shares

On July 11, 2016, the Sponsor purchased 4,312,500 Class B Common Shares of the Company (which are the Founder Shares) for $25,000, or $0.006 per share. The Founder Shares are identical to the Public Shares included in the Units sold in the Public Offering except that, (i) only holders of the Founder Shares will be entitled to vote on the election of directors prior to the Company’s initial Business Combination and, (ii) the Founder Shares are subject to certain transfer restrictions, as described in more detail below. The Sponsor agreed to forfeit up to 562,500 Founder Shares to the extent that the Over-allotment Option was not exercised in full by the underwriters so that the Sponsor will own 20% of the Company’s issued and outstanding common shares after the Public Offering. On January 3, 2017, the Sponsor forfeited 519,225 Class B Common Shares pursuant to the partial exercise on December 16, 2016 of the underwriters’ Over-allotment Option. Subsequently the number of outstanding Founder Shares amounts to 3,793,275.

The Sponsor has agreed not to transfer, assign or sell any of their Founder Shares until the earlier of, (i) one year after the completion of the Company’s Initial Business Combination, or earlier if, subsequent to the Company’s Initial Business Combination, the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Initial Business Combination or, (ii) the Company consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A Common Shares for cash, securities, or other property.

21

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

Private Placement Warrants

Upon the closing of the Public Offering on November 23, 2016, the Sponsor purchased from the Company an aggregate of 3,333,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant (an aggregate purchase price of $5,000,000). On December 16, 2016, following the partial exercise of the Over-allotment Option the Sponsor purchased a further 23,080 Additional Private Placement Warrants at a price of $1.50 per Private Placement Warrant (an aggregate purchase price of $34,620). A portion of the proceeds from the sale of the Private Placement Warrants and the full proceeds from the sale of the Additional Private Placement Warrants were placed into the Trust Account.

The Private Placement Warrants (including the Class A Common Shares issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the completion of the Initial Business Combination and they are non-redeemable and exercisable on a cashless basis, provided that such cashless exercise is permitted under the laws of the Company’s corporate jurisdiction, so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees, subject to certain exceptions. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units sold in the Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Warrants sold as part of the Units in the Public Offering and have no net cash settlement provisions.

If the Company does not complete the Initial Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants issued to the Sponsor will expire worthless.

Units purchased in the Public Offering

CMB purchased 200,000 Units in the Public Offering at the public offering price, for an aggregate purchase price of $2,000,000.

Registration Rights

The holders of the Founder Shares and Private Placement Warrants (and any Class A Common Shares issuable upon the exercise of the Private Placement Warrants) are entitled to registration rights pursuant to a registration rights agreement executed on November 18, 2016. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the Company’s Initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, one year after the date of the consummation of the Company’s Initial Business Combination or earlier if, subsequent to the Company’s Initial Business Combination, (a) the last sale price of the Company’s Class A Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s Initial Business Combination or (b) the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Common Shares for cash, securities or other property and (ii) in the case of the Private Placement Warrants and the respective Class A Common Shares underlying such Warrants, 30 days after the completion of the Company’s Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

22

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

Sale of Founder Shares and Private Placement Warrants

On September 27, 2018, pursuant to the terms of a Securities Purchase Agreement, Bocimar Hunter transferred ownership of its (i) 3,793,275 Class B common shares and (ii) 3,356,413 private placement Warrants of the Company to CMB, an affiliated entity under common control, which we now consider the Sponsor. CMB acquired the Class B common shares and the private placement Warrants for a purchase price of $25,000 and $5,034,620, respectively, which were the original value of the securities at the time they were acquired by Bocimar Hunter. Pursuant to the terms of a Joinder Agreement with respect to the Letter Agreement, dated September 27, 2018, CMB became party to the Letter Agreement, to assume all of the rights and obligations of Bocimar Hunter thereunder, and to be bound by the restrictions thereunder. Pursuant to the terms of an Assignment Agreement and a Joinder Agreement with respect to the registration rights agreement (discussed below), each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the registration rights agreement to CMB, and CMB became party to the registration rights agreement and agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof. Pursuant to the terms of an agreement with respect to our Warrant Agreement and a related Warrant assignment agreement, each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the Warrant Agreement to CMB and CMB agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof.

Related Party Loans

No promissory notes have been granted throughout the financial year 2017.

On November 6, 2018, and December 19, 2018, the Company has drawn an amount of $500,000 and $300,000 respectively, under a promissory note with its Sponsor. These loans are unsecured and bear interest at a rate per annum of LIBOR plus 0.60%.

23

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

Administrative Services Agreement

The Company has agreed to pay $10,000 a month for office space, administrative services and secretarial support to CMB. Services commenced on November 18, 2016, and will terminate upon the earlier of the consummation by the Company of its Initial Business Combination or the liquidation of the Company.

For the period from January 1, 2018, through December 31, 2018, $120,000 (2017: $119,516) was expensed for services rendered by CMB during that period.

(10)	Loss per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss attributable to owners of the Company by the weighted average number of shares of common stock outstanding for the period. Shares of common stock subject to possible redemption have been excluded from the calculation of basic loss per share and diluted loss per share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. The Company has not considered the effect of (1) Warrants sold in the Initial Public Offering and Private Placement to purchase shares of common stock, and (2) 15,000,000 Units sold in the Public Offering and the 173,100 Units sold pursuant to the partial exercise of the Over-allotment Option (Class A common stocks), since the exercise of the Warrants and the voting rights of Class A shares of common stock is contingent upon the occurrence of future events. In addition, in calculation of the net loss per share the Company has also considered the effect of the forfeiture of common shares in January 2017 by excluding them from all calculations.

(11)	Subsequent Events

On January 24, 2019, we received a letter from NASDAQ stating that the Company had failed to demonstrate compliance with the Minimum Public Holders Rule within the required time period and that, accordingly, the NASDAQ staff had initiated procedures to delist our Class A common shares, Units and Warrants from NASDAQ. In addition, NASDAQ advised us that our failure to comply with Listing Rule 5620(a), which requires that we hold an annual meeting of shareholders within one year of the end of each fiscal year, serves as an additional basis for delisting. We have requested a hearing to appeal the staff’s determination, which will stay the suspension of its securities and the delisting procedures while the appeal is pending.

On January 30, 2019, HMAC has drawn an amount of $200,000, under a promissory note with its Sponsor. The loan is unsecured and bears interest at a rate per annum of LIBOR plus 0.60%.

24

 HUNTER MARITME ACQUISITION CORP. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2018 and 2017

and the Period from June 24, 2016 to December 31, 2016

On February 19, 2019 HMAC announced the commencement of a tender offer pursuant to the terms of the Merger Agreement by and among HMAC, and NCF Wealth Holdings Limited.

On February 22, 2019, HMAC has drawn an amount of $400,000, under a promissory note with its Sponsor. The loan is unsecured and bears interest at a rate per annum of LIBOR plus 0.60%.

On March 20, 2019, HMAC announced the final results of its previously announced tender offer. A total of 1,926,021 Class A common shares were validly tendered and accepted for purchase for a total cost of approximately $19.7 million, excluding fees and expenses related to the Tender Offer, which will be released from the Company’s trust account.

On March 21, 2019, HMAC closed the previously announced merger with NCF Wealth Holdings.

25